# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NeuroPace Inc, CIK 0001528287
CUSIP: 641288105
Title of class of securities: Common Stock, .001 par value per share
Address of issuer's principal executive offices: 455 N. BERNARDO AVENUE, MOUNTAIN VIEW, California (CA), 94043
Date of event which requires filing of this statement: 10/25/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002037231

## Reporting persons
- Kent Lake PR LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 1,472,491; sole dispositive power 0; shared dispositive power 1,472,491; aggregate amount beneficially owned 1,472,491 (5% of the class)
- Kent Lake Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,472,491; sole dispositive power 0; shared dispositive power 1,472,491; aggregate amount beneficially owned 1,472,491 (5% of the class)
- Benjamin Natter: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,472,491; sole dispositive power 0; shared dispositive power 1,472,491; aggregate amount beneficially owned 1,472,491 (5% of the class)

## Item 1. Issuer
Name of issuer: NeuroPace Inc
Address of issuer's principal executive offices: 455 N. BERNARDO AVENUE, MOUNTAIN VIEW, CALIFORNIA, 94043.

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i) Kent Lake PR LLC
(ii) Kent Lake Partners LP
(iii) Benjamin Natter
Address of principal business office or, if none, residence:
(i) Kent Lake PR LLC
4512 Hacienda Shoppe CTR Ste 11 #26
Anasco, Puerto Rico 00610

(ii) Kent Lake Partners LP
4512 Hacienda Shoppe CTR Ste 11 #26
Anasco, Puerto Rico 00610

(iii) Mr. Benjamin Natter
c/o Kent Lake PR LLC
4512 Hacienda Shoppe CTR Ste 11 #26
Anasco, Puerto Rico 00610
Citizenship:
(i) Kent Lake PR LLC - Puerto Rico
(ii) Kent Lake Partners LP - DE
(iii) Mr. Benjamin Natter - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Kent Lake PR LLC (successor to Kent Lake Capital, LLC) is an investment adviser that is registered with the Securities and Exchange Commission. Kent Lake PR LLC, which serves as investment adviser to private funds, including but not limited to Kent Lake Partners LP (collectively, the "Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Natter, as Managing Partner of Kent Lake Partners LP, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds.

Kent Lake PR LLC
Amount beneficially owned: 1,472,491

Kent Lake Partners LP
Amount beneficially owned: 1,472,491

Benjamin Natter
Amount beneficially owned: 1,472,491
Percent of class:
Based on 29,196,985 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q filed on August 13, 2024.

Kent Lake PR LLC
Percent of class: 5.0%

Kent Lake Partners LP
Percent of class: 5.0%

Benjamin Natter
Percent of class: 5.0%
Sole power to vote or to direct the vote:
Kent Lake PR LLC
Sole power to vote or to direct the vote: 0

Kent Lake Partners LP
Sole power to vote or to direct the vote: 0

Benjamin Natter
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Kent Lake PR LLC
Shared power to vote or to direct the vote: 1,472,491

Kent Lake Partners LP
Shared power to vote or to direct the vote: 1,472,491

Benjamin Natter
Shared power to vote or to direct the vote: 1,472,491
Sole power to dispose or to direct the disposition:
Kent Lake PR LLC
Sole power to dispose or to direct the disposition of: 0

Kent Lake Partners LP
Sole power to dispose or to direct the disposition of: 0

Benjamin Natter
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition:
Kent Lake PR LLC
Shared power to dispose or to direct the disposition of: 1,472,491

Kent Lake Partners LP
Shared power to dispose or to direct the disposition of: 1,472,491

Benjamin Natter
Shared power to dispose or to direct the disposition of: 1,472,491

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Kent Lake PR LLC and Mr. Natter expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Kent Lake PR LLC or Mr. Natter are the beneficial owner of any of the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kent Lake PR LLC: /s/ Benjamin Natter, Managing Member (11/04/2024)
- Kent Lake Partners LP: /s/ Benjamin Natter, Managing Member (11/04/2024)
- Benjamin Natter: /s/ Benjamin Natter, Managing Member (11/04/2024)